SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC Mail Processing
Section

NOV 24 2009

Washington, DC
112

November 17, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published November 17, 2009.

Best regards,
Skanska AB

Marianne Bergström

09047404

Published	Item	Document name	Required by
November 17, 2009	Press Release	Skanska sells ongoing property projects in Sollentuna and Malmö to group of pension funds	law and by the listing agreement with Stockholm Stock Exchange
November 17, 2009	Press Release	Skanska secures road and tunnel construction assignment in Norway for NOK 338, about SEK 420 M	law and by the listing agreement with Stockholm Stock Exchange

11/30

SKANSKA

Press Release

November 17, 2009
8:30 am CET

Skanska sells ongoing property projects in Sollentuna and Malmö to group of pension funds

Skanska has entered into an agreement to sell two ongoing projects, a detention center in Sollentuna outside Stockholm and a police building in Toftanäs outside Malmö. The combined floor space totals 40,600 square meters, making it one of the largest property transactions in Sweden this year.

The buyer is a consortium of pension funds belonging to seven leading Swedish companies, namely Atlas Copco, Apoteksbolaget, Ericsson, Sandvik, Skanska, Stora Enso and Volvo.

Skanska's investment in the two properties amounts to SEK 1.25 billion. It is estimated that approximately 65 percent of the investment will have been completed by the end of 2009. In accordance with Skanska's information policy, the sales gain for commercial development properties under construction is not disclosed. The development gain is reported quarterly in pace with completion of the project. Possession of the properties will be taken upon completion of the projects in autumn 2010.

"The transaction clearly demonstrates Skanska's ability to utilize the Group's collective expertise in the areas of construction, project development and financing. I cannot imagine a better example of a win-win situation – the purchasers receive fully leased properties with stable and long-term tenants, public authorities and users gain access to state-of-the-art premises and Skanska's shareholders take satisfaction from construction and development gains," says Johan Karlström, Skanska's President and CEO.

Skanska's financial specialist unit Skanska Financial Services took the initiative to gather the pension funds and create the new consortium that is making the property investment.

"This is a very attractive solution. The properties are a favorable investment, offering us an effective matching of our pension commitments. It also means that a portion of our assets is hedged against inflation," says Christian Haglund, manager of Atlas Copco's pension fund.

“For us at Skanska’s pension fund, there has long been an interest to invest in modern properties with stable tenants and long leases. When we put the question to other major Swedish pension funds it was revealed that they shared this interest,” says Jonas Granholm, manager of Skanska’s pension foundations.

The detention facility in Sollentuna is being developed and is owned by Skanska Sweden. It constitutes part of a newly established judicial center for northern Stockholm and is adjacent to the police headquarters and the new district court in central Sollentuna. The building, which includes administrative premises and a detention center, comprises a total of approximately 23,600 square meters. Construction began in January 2008 and the building is scheduled for transfer in September 2010. The entire property is leased to the Swedish Prison and Probation Service on a 25-year contract.

The police building in Malmö is being developed and is owned by Skanska Öresund, which is part Skanska Commercial Development Nordic. The police building for operating units in Malmö is located in Toftanäs, about seven kilometers east of central Malmö. The building, comprising approximately 17,000 square meters, houses offices, garages, workshops and a sports center. Construction started in September 2008 and it is scheduled for completion in June 2010. The entire property is leased to the Police Authorities in Skåne on a 25-year lease.

For further information please contact:

Anders Kupsu, President, Skanska Commercial Development Nordic, tel +46 10 448 16 27
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world’s leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

November 17, 2009
11:00 am CET

Skanska secures road and tunnel construction assignment in Norway for NOK 338 M, about SEK 420 M

Skanska has secured an order to construct a road and tunnel in Norway. The contract value is NOK 338 M, or SEK 420 M, which will be included in order bookings for the fourth quarter.
The customer is the Norwegian Public Roads Administration, Central Region.

Skanska will construct a road with a bridge and a tunnel on the E39 highway between the counties of Møre og Romsdal and Sogn og Fjordane in western Norway. The project encompasses a total stretch of slightly more than 8 km with the Kvivs Tunnel comprising the main section. This two-lane tunnel will be 6.5 km long.

The project will commence immediately and the road is scheduled to open for traffic in June 2012.

Skanska Norway focuses on construction and civil engineering operations. The unit has about 4,000 employees. In 2008, Skanska Norway generated revenues of approximately SEK 13.3 billion. In Norway, Skanska is also active in the development of residential projects and PPP (Public Private Partnership) projects.

For further information please contact:

Geir Linge, Communications Manager, Skanska Norway, tel +47 92 25 11 25.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.